UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sonim Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83548F101

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 83548F101

1	Names of Reporting Persons GrizzlyRock Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,904,253
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,904,253
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,904,253
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.88%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G/A

CUSIP No. 83548F101

1	Names of Reporting Persons GrizzlyRock GP, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,904,253
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,904,253
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,904,253
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.88%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G/A

CUSIP No. 83548F101

1	Names of Reporting Persons GrizzlyRock Value Partners, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,904,253
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,904,253
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,904,253
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.88%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G/A

CUSIP No. 83548F101

1	Names of Reporting Persons Kyle Mowery
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,904,253
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,904,253
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,904,253
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.88%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: Sonim Technologies, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 1875 South Grant Street Suite 750 San Mateo, CA 94402

Item 2.

(a)	Name of Person Filing: This Schedule 13G/A is being by the GrizzlyRock Group (defined below) and Mr. Mowery.

The parties identified in the list below constitute the GrizzlyRock Group:

• GrizzlyRock Capital, LLC (“GrizzlyRock Capital”), a Delaware limited liability company and investment adviser to GrizzlyRock Value Partners, LP.

• GrizzlyRock GP, LLC (“GrizzlyRock GP”), a Delaware limited liability company and general partner of GrizzlyRock Value Partners, LP.

• GrizzlyRock Value Partners, LP. (the “GrizzlyRock Fund”), a Delaware limited partnership.

• Kyle Mowery as the Managing Member of GrizzlyRock Capital and GrizzlyRock GP.

Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”

This statement is filed by Mr. Mowery, with respect to the shares of Common Stock held in the name of the GrizzlyRock Fund and beneficially owned by him, by virtue of Mr. Mowery’s capacity as Managing Member of GrizzlyRock Capital and GrizzlyRock GP.

(b)	Address of Principal Business Office or, if None, Residence: The principal business address of each of GrizzlyRock Capital, GrizzlyRock GP, the GrizzlyRock Fund and Mr. Mowery is 191 N. Wacker Drive, Suite 1500, Chicago, IL 60606.

(c)	Citizenship: United States

(d)	Title and Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP No.: 83548F101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)	Amount Beneficially Owned: The GrizzlyRock Fund may direct the vote and disposition of the 1,904,253 shares of Common Stock it holds directly. GrizzlyRock Capital and GrizzlyRock GP serve as the investment adviser to and the general partner of the GrizzlyRock Fund, respectively, and may direct the vote and disposition of the 1,904,253 shares of Common Stock held by the GrizzlyRock Fund. Kyle Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP and may direct GrizzlyRock Capital to direct the vote and disposition of the 1,904,253 shares of Common Stock held by the GrizzlyRock Fund. Mr. Mowery specifically disclaims beneficial ownership of such shares.

(b)	Percent of Class: 2.88%, based on 66,162,019 shares outstanding as of October 31, 2020, according to the Issuer’s quarterly report on Form 10-Q filed on November 12, 2020.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: Not applicable

(ii)	Shared power to vote or to direct the vote: Each of GrizzlyRock Capital, GrizzlyRock GP and the GrizzlyRock Fund may be deemed to have the shared power to vote or direct the vote of 1,904,253 shares. Mr. Mowery may be deemed to have the shared power to vote or direct the vote of 1,904,253 shares.

(iii)	Sole power to dispose or to direct the disposition of: Not applicable

(iv)	Shared power to dispose or to direct the disposition of: Each of GrizzlyRock Capital, GrizzlyRock GP and the GrizzlyRock Fund may be deemed to have the shared power to vote or direct the vote of 1,904,253 shares. Mr. Mowery may be deemed to have the shared power to vote or direct the vote of 1,904,253 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8.	Identification and classification of members of the group. Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2021

GrizzlyRock Capital, LLC

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

GrizzlyRock GP, LLC

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

GrizzlyRock Value Partners, L.P.

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

Kyle Mowery

By:	/s/ Kyle Mowery